EXHIBIT 18

February 28, 2018

Board of Directors

Exxon Mobil Corporation

5959 Las Colinas Boulevard

Irving, Texas 75039

Dear Directors:

We are providing this letter to you for inclusion as an exhibit to Exxon Mobil Corporation’s (the “Corporation”) Annual Report on Form 10-K for the year ended December 31, 2017 (the “Form 10-K”) pursuant to Item 601 of Regulation S-K.

We have audited the consolidated financial statements included in the Form 10-K and issued our report thereon dated February 28, 2018.  Note 2 “Accounting Changes” to the financial statements describes a change in accounting principle related to the reporting of certain sales and value-added taxes imposed on and concurrent with revenue-producing transactions with customers and collected on behalf of governmental authorities (“Sales-based taxes”) from gross reporting of Sales-based taxes on the Consolidated Statement of Income (included in both “Sales and other operating revenue” and “Sales-based taxes”) to net reporting (excluded from both “Sales and other operating revenue” and “Sales-based taxes”).  It should be understood that the preferability of one acceptable method of accounting over another for Sales-based taxes has not been addressed in any authoritative accounting literature, and in expressing our concurrence below we have relied on management’s determination that this change in accounting principle is preferable.  Based on our reading of management’s stated reasons and justification for this change in accounting principle in the Form 10-K, and our discussions with management as to their judgment about the relevant business planning factors relating to the change, we concur with management that such change represents, in the Corporation’s circumstances, the adoption of a preferable accounting principle in conformity with Accounting Standards Codification 250, Accounting Changes and Error Corrections.

Very truly yours,

/s/ PricewaterhouseCoopers LLP

Dallas, Texas